Exhibit 99.1

4Q23 Earnings Release
February 27th, 2024

XP Inc. Reports Fourth Quarter 2023 Results

São Paulo, Brazil, February 27, 2024 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the fourth quarter of 2023.

To our shareholders

As we reflect on the journey of 2023, it's evident that the year was both challenging and transformative for XP Inc. In an environment marked by ongoing macroeconomic uncertainties and the evolving needs of our clients, we kept our commitment to innovation, quality, and growth. This year was a demonstration of our resilience, agility, and the enduring strength of our business model.

Business Model Resilience

Despite the still challenging macroeconomic environment mentioned beforehand, 2023 was a year of significant achievements that continued to prove the resilience of our business model. On the second quarter of 2023, we were happy to celebrate the monumental milestone of surpassing R$1 trillion in Client Assets, a clear indicator of our growing market presence and the trust our clients place on us. This achievement underscores our position as a leader in the Brazilian financial services industry and highlights our potential for further growth, given our market share of less than 12% in investments for individuals.

Our resilience was further demonstrated through our financial performance. Despite the macroeconomic headwinds, we reported record quarterly revenues and profitability, showcasing our ability to capitalize on market opportunities and maintain cost discipline. Our Earnings Before Tax (EBT) and Net Income saw year-over-year growth, reflecting our operational efficiency and the successful execution of our strategic initiatives.

Execution of Strategic Initiatives

Throughout the year, we continued to focus on our three key strategic pillars: 1. Leadership in investments, 2. Enhancement of our ability to cross-sell superior products and 3. Wholesale synergies. Central to these pillars is our commitment to a culture of quality – our third wave of differentiation. Also, during the year, we had the acquisition and subsequent integration of Banco Modal, which marked a significant step in our journey, expanding our capabilities and enhancing our product suite. This integration is almost complete by now, delivering revenue synergies and cost efficiencies.

Our New Verticals and Corporate & SMB initiatives continued to thrive, contributing significantly to our revenue diversification efforts, already contributing to more than 17% of our total gross revenue for the year, if we consider all the New Verticals, as we did on our Investor Day – including Retirement Plans, Cards, Credit, Insurance, FX, Global Investments and Digital Account. The recognition of our credit card as the Best in Brazil, recognized by Melhores Cartões, is evidence of our commitment to offer superior products and services.

Also, 2023 was marked by a strong focus on efficiency and cost discipline throughout the whole company, as we achieved an Efficiency Ratio of 36.3%, the lowest level since our IPO.

Distribution Channels Evolution

In our efforts to expand and diversify, we have positioned ourselves as a hub for entrepreneurs, consistently pioneering in our distribution channel efforts. Our strategy encompasses a broad spectrum of distribution channels, including B2B, B2C, wealth managers, broker as a service, and consultants, enabling us to reach a diverse client base and cater to their unique needs. This diversification allows us to be at the forefront of the financial services industry, adapting to changes and seizing opportunities with agility and foresight.

Democratizing Access to Premium Quality Services

A cornerstone of our mission this year has been to focus more on the quality of what we offer to our clients. We are dedicated to democratizing access to premium services which were previously available only to private clients. By extending these high-quality offerings to affluent clients, we are breaking down barriers and creating a more inclusive financial ecosystem with scalability. This initiative mirrors our past successes in making top-tier investment products accessible to a broader audience, underscoring our commitment to excellence in financial services.

Investing in Our People and Culture

Our success is linked to the dedication and talent of our team. In 2023, we focused on nurturing our culture of excellence and innovation. We made significant strides in expanding and empowering our network of Financial Advisors. Our commitment to providing our advisors with the best tools and technology has not only enhanced our service quality but also reinforced XP Inc. as the premier platform for financial advisors in Brazil.

While we are proud of our accomplishments, we acknowledge that there is still much to be done. Our efforts to increase penetration and provide the best banking experience to our clients and advisors continue to be a top priority. We are committed to enhancing our offerings and services to meet and exceed the expectations of those we serve.

Looking Forward

As we look to the future, we remain optimistic about our growth trajectory and the opportunities that lie ahead. While we recognize that there may be a delay for retail investors to shift their behavior in a more favorable market environment, we are confident that this positive cycle will come eventually. In the meantime, we will maintain our cost discipline and stay focused on delivering the quality and service excellence that our clients expect from us.

The initiation of the monetary easing cycle by the Central Bank and the improving market conditions are positive signals for our core investments business. We remain committed to driving our Return on Equity (ROE) growth through strategic earnings expansion and capital distributions to our shareholders.

In closing, I extend my deepest gratitude to our clients, executive partners, team members, and you, our shareholders, for your continued trust and support. Together, we are not only navigating the complexities of the present but also shaping a promising future for XP Inc. and the financial services industry in Brazil.

Thiago Maffra

CEO, XP Inc.

Summary

Operating Metrics (unaudited)	4Q23	4Q22	YoY	3Q23	QoQ	2023	2022	YoY
Total Client Assets (in R$ bn)	1,122	946	19%	1,080	4%	1,122	946	19%
Total Net Inflow (in R$ bn)	19	31	-40%	48	-61%	104	155	-33%
Annualized Retail Take Rate	1.27%	1.22%	5 bps	1.34%	-7 bps	1.28%	1.29%	-1 bps
Active Clients (in '000s)	4,531	3,877	17%	4,413	3%	4,531	3,877	17%
Headcount (EoP)	6,669	6,928	-4%	6,699	0%	6,669	6,928	-4%
IFAs (in '000s)	14.3	12.3	16%	14.3	0%	14.3	12.3	16%
Retail DATs (in mn)	2.2	2.7	-19%	2.1	3%	2.4	2.4	0%
Retirement Plans Client Assets (in R$ bn)	73	61	21%	68	8%	73	61	21%
Cards TPV (in R$ bn)	11.8	8.2	44%	10.7	10%	40.9	24.9	64%
Credit Portfolio (in R$ bn)	21.0	17.1	23%	19.9	6%	21.0	17.1	23%

Financial Metrics (in R$ mn)	4Q23	4Q22	YoY	3Q23	QoQ	2023	2022	YoY
Gross revenue	4,309	3,337	29%	4,364	-1%	15,726	14,036	12%
Retail	3,152	2,549	24%	3,179	-1%	11,791	10,157	16%
Institutional	413	357	16%	386	7%	1,516	1,919	-21%
Corporate & Issuer Services	508	275	85%	519	-2%	1,576	1,295	22%
Other	236	156	52%	281	-16%	842	666	27%
Net Revenue	4,046	3,177	27%	4,132	-2%	14,860	13,348	11%
Gross Profit	2,753	2,067	33%	2,896	-5%	10,100	9,382	8%
Gross Margin	68.1%	65.1%	299 bps	70.1%	-202 bps	68.0%	70.3%	-232 bps
EBT	995	738	35%	1,157	-14%	3,936	3,445	14%
EBT Margin	24.6%	23.2%	136 bps	28.0%	-341 bps	26.5%	25.8%	68 bps
Net Income	1,040	783	33%	1,087	-4%	3,899	3,580	9%
Net Margin	25.7%	24.6%	107 bps	26.3%	-59 bps	26.2%	26.8%	-58 bps
Basic EPS (in R$)	1.90	1.43	33%	1.99	-4%	7.22	6.44	12%
Diluted EPS (in R$)	1.88	1.39	36%	1.96	-4%	7.16	6.25	15%
ROAE¹	21.1%	18.1%	293 bps	22.6%	-152 bps	21.4%	22.8%	-139 bps
ROAA²	2.4%	2.4%	5 bps	2.6%	-19 bps	2.5%	3.2%	-66 bps

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1 – Annualized Return on Average Equity.

2 – Annualized Return on Average Adjusted Assets. Adjusted Assets excludes Retirement Plans Liabilities and Float Balance.

Discussion of Results

Total Gross Revenue

Gross Revenue was R$4.3 billion in 4Q23, down 1% QoQ and up 29% YoY, primarily driven by growth in our Retail revenue year-over-year. In 2023, Gross Revenue totaled R$15.7 billion, up 12% YoY, also led by Retail.

Retail Revenue

(in R$ mn)	4Q23	4Q22	YoY	3Q23	QoQ	2023	2022	YoY
Retail Revenue	3,152	2,549	24%	3,179	-1%	11,791	10,157	16%
Equities	1,180	995	19%	1,131	4%	4,444	4,276	4%
Fixed Income	690	393	76%	718	-4%	2,318	1,886	23%
Funds Platform	334	311	7%	323	3%	1,311	1,259	4%
Retirement Plans	94	93	1%	98	-4%	365	333	10%
Cards	306	234	30%	259	18%	1,001	593	69%
Credit	46	47	-4%	49	-8%	180	160	12%
Insurance	46	31	46%	36	28%	149	97	53%
Other Retail	457	443	3%	565	-19%	2,023	1,553	30%
Annualized Retail Take Rate	1.27%	1.22%	5 bps	1.34%	-7 bps	1.28%	1.29%	-1 bps

Retail revenue was R$3.2 billion in 4Q23, down 1% QoQ and up 29% YoY. Sequential Retail revenue was impacted by a positive seasonality in Cards revenue, which increased 18% QoQ, partially offset by sequential decline in the quarter in Fixed Income revenue, and lack of Expert event related revenue in the quarter.

In 2023, Retail revenue totaled R$11.8 billion, up 16% YoY. Annual growth was mainly led by:

1)    Other Retail Revenue, especially due to Float and Digital Account revenue;

2)    Fixed Income, after a strong recovery in DCM activity in the second semester; and

3)    Cards, with a 69% revenue growth YoY.

Retail-related revenue in 4Q23 represented 76% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement. For 2023, Retail-related revenue represented 76% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Take Rate

Annualized Retail Take Rate was 1.27% in 4Q23, down 7bps QoQ. Retail Take Rate for 2023 was 1.28%, down 1bps YoY.

Institutional Revenue

Institutional revenue was R$413 million in 4Q23, up 7% QoQ and 16% YoY. For 2023, Institutional revenue decreased 21% to R$1.5 billion, mainly driven by lower trading volumes in B3.

Institutional revenue in 4Q23 accounted for 6% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement. For 2023, Institutional revenue accounted for 8% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Corporate & Issuer Services Revenue

Corporate & Issuer Services revenue totaled R$508 million in 4Q23, down 2% QoQ and up 85% YoY, supported by another strong quarter of DCM activity and also a strong contribution of M&A.

In 2023, Corporate and Issuer Services revenue increased 22% YoY to R$1.6 billion. Year-over-year growth was led by a strong pick-up in DCM activity in the second half of the year, and the continuous expansion of our Corporate franchise.

Corporate and Issuer Services related revenues in 4Q23 represented 7% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement. In 2023, Corporate and Issuer Services related revenues represented 7% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Other Revenue

Other revenue was R$236 million in 4Q23, down 16% QoQ and up 52% YoY.

Other revenue in 4Q23 accounted for 11% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement. In 2023, Other revenue accounted for 10% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Costs of Goods Sold and Gross Margin

Gross Margin was 68.1% in 4Q23 versus 70.1% in 3Q23 and 65.1% in 4Q22. Sequential decrease in gross margin was mainly related to revenue mix between products and channels in the quarter. In 2023, Gross Margin was 68.0%, a 232bps decrease YoY mainly related to change in revenue mix between products and channels and relative increase in expected credit losses due to ongoing growth of our Cards business.

SG&A Expenses2

(in R$ mn)	4Q23	4Q22	YoY	3Q23	QoQ	2023	2022	YoY
Total SG&A	(1,553)	(1,377)	13%	(1,547)	0%	(5,391)	(5,602)	-4%
People	(1,022)	(892)	15%	(1,048)	-2%	(3,728)	(3,943)	-5%
Salary and Taxes	(393)	(337)	17%	(396)	-1%	(1,510)	(1,432)	5%
Bonuses	(462)	(379)	22%	(486)	-5%	(1,705)	(1,764)	-3%
Share Based Compensation	(166)	(176)	-6%	(166)	0%	(513)	(747)	-31%
Non-people	(532)	(485)	10%	(499)	7%	(1,663)	(1,659)	0%
LTM Compensation Ratio	25.1%	29.5%	-446 bps	25.7%	-63 bps	25.1%	29.5%	-446 bps
LTM Efficiency Ratio	36.3%	42.0%	-569 bps	37.3%	-99 bps	36.3%	42.0%	-569 bps
Headcount (EoP)	6,669	6,928	-4%	6,699	0%	6,669	6,928	-4%

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3 - Total SG&A and non-people SG&A exclude revenue from incentives from Tesouro Direto, B3.

4 - Compensation ratio is calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue.

5 - Efficiency ratio is calculated as SG&A ex-revenue from incentives from Tesouro Direto, B3, and others divided by Net Revenue.

SG&A3 expenses totaled R$1.6 billion in 4Q23, relatively flat QoQ and up 13% YoY. Total SG&A³ for 2023 stood at R$5.4 billion, within our annual guidance from R$5.0 to 5.5 billion, even after Modal’s inclusion in the second half of the year.

Our last twelve months (LTM) compensation ratio4 in 4Q23 was 25.1%, an improvement from 29.5% and 25.7% in 4Q22 and 3Q23, respectively. Also, our LTM efficiency ratio5 reached 36.3% in 4Q23, the lowest level since IPO, reinforcing once again our focus on cost discipline.

Earnings Before Taxes

EBT, a good proxy for earnings power, was R$995 million in 4Q23, down 14% QoQ and up 35% YoY. EBT Margin was 24.6%, down 341bps QoQ and up 136 bps YoY. In 2023, EBT stood at R$3.9 billion, up 14% YoY, and annual EBT Margin stood at 26.5%, in line with our medium-term annual guidance of 26% to 32% between 2023 and 2025.

Net Income and EPS

In 4Q23, Net Income was R$1.0 billion, down 4% QoQ and up 33% YoY. Basic EPS was R$1.90, down 4% QoQ and up 33% YoY. Fully diluted EPS was R$1.88 for the quarter, down 4% QoQ and up 36% YoY.

In 2023, Net Income totaled R$3.9 billion, up 9% YoY. Basic EPS was R$7.22, up 12% YoY, while fully diluted EPS was R$7.16, up 15% YoY.

ROTE6 and ROAE7

Starting this quarter, we now present Return on Tangible Equity, which excludes Intangibles and Goodwill. We believe this is a more accurate reflection of our company’s true operations, allowing investors more meaningful comparisons with our peers.

In 4Q23, ROTE6 was 25.5%, down 19bps QoQ and up 570bps YoY. Our ROTE6 for 2023 stood at 25.0%, down 23bps YoY. Our ROAE7 in 4Q23 was 21.1%, down 152bps QoQ and up 293bps YoY. Our ROAE7 for 2023 stood at 21.4%, down 139bps YoY.

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6 – Annualized Return on Tangible Common Equity, calculated as Annualized Net Income over Tangible Common Equity, which excludes Intangibles and Goodwill, net of deferred taxes.

7 – Annualized Return on Average Equity.

Other Information

Webcast and Conference Call Information

The Company will host a webcast to discuss its fourth quarter financial results on Tuesday, February 27th, 2024, at 5:00 pm ET (7:00 pm BRT). To participate in the earnings webcast please subscribe at 4Q23 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Contact

ir@xpi.com.br

Important Disclosure

In reviewing the information contained in this release, you are agreeing to abide by the terms of this disclaimer. This information is being made available to each recipient solely for its information and is subject to amendment. This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Float, Adjusted Gross Financial Assets, Net Asset Value, and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Client Assets” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Float Balances), among others. Although Client Assets includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

Managerial Income Statement	4Q23	4Q22	YoY	3Q23	QoQ	2023	2022	YoY
Total Gross Revenue	4,309	3,337	29%	4,364	-1%	15,726	14,036	12%
Retail	3,152	2,549	24%	3,179	-1%	11,791	10,157	16%
Equities	1,180	995	19%	1,131	4%	4,444	4,276	4%
Fixed Income	690	393	76%	718	-4%	2,318	1,886	23%
Funds Platform	334	311	7%	323	3%	1,311	1,259	4%
Retirement Plans	94	93	1%	98	-4%	365	333	10%
Cards	306	234	30%	259	18%	1,001	593	69%
Credit	46	47	-4%	49	-8%	180	160	12%
Insurance	46	31	46%	36	28%	149	97	53%
Other	457	443	3%	565	-19%	2,023	1,553	30%
Institutional	413	357	16%	386	7%	1,516	1,919	-21%
Corporate & Issuer Services	508	275	85%	519	-2%	1,576	1,295	22%
Other	236	156	52%	281	-16%	842	666	27%
Net Revenue	4,046	3,177	27%	4,132	-2%	14,860	13,348	11%
COGS	(1,292)	(1,110)	16%	(1,236)	5%	(4,760)	(3,965)	20%
Gross Profit	2,753	2,067	33%	2,896	-5%	10,100	9,382	8%
Gross Margin	68.1%	65.1%	299 bps	70.1%	-202 bps	68.0%	70.3%	-232 bps
SG&A	(1,539)	(1,135)	36%	(1,541)	0%	(5,368)	(5,317)	1%
People	(1,022)	(892)	15%	(1,048)	-2%	(3,728)	(3,943)	-5%
Non-People	(517)	(243)	112%	(493)	5%	(1,639)	(1,374)	19%
D&A	(82)	(46)	81%	(71)	16%	(252)	(206)	23%
Interest expense on debt	(167)	(150)	12%	(135)	23%	(617)	(402)	53%
Share of profit in joint ventures and associates	30	1	n.a.	9	102%	74	(12)	-704%
EBT	995	738	35%	1,157	-14%	3,936	3,445	14%
EBT Margin	24.6%	23.2%	136 bps	28.0%	-341 bps	26.5%	25.8%	68 bps
Tax Expense (Accounting)	45	44	1%	(71)	-163%	(37)	136	-127%
Tax expense (Tax Withholding in Funds)[6]	(175)	(192)	-9%	(169)	4%	(659)	(754)	-13%
Effective tax rate (Normalized)	(11.1%)	(15.8%)	470 bps	(18.1%)	693 bps	(15.1%)	(14.7%)	-41 bps
Net Income	1,040	783	33%	1,087	-4%	3,899	3,580	9%
Net Margin	25.7%	24.6%	107 bps	26.3%	-59 bps	26.2%	26.8%	-58 bps
Adjustments	109	110	-2%	92	18%	309	494	-37%
Adjusted Net Income[7]	1,149	893	29%	1,179	-3%	4,209	4,075	3%
Adjusted Net Margin	28.4%	28.1%	28 bps	28.5%	-14 bps	28.3%	30.5%	-221 bps

_______________

6 - Tax adjustments are related to tax withholding expenses that are recognized net in gross revenue.

7 - See appendix for a reconciliation of Adjusted Net Income.

Accounting Income Statement (in R$ mn)

Accounting Income Statement	4Q23	4Q22	YoY	3Q23	QoQ	2023	2022	YoY
Net revenue from services rendered	1,881	1,565	20%	1,822	3%	6,532	5,940	10%
Brokerage commission	485	544	-11%	525	-8%	1,992	2,103	-5%
Securities placement	687	361	90%	637	8%	1,979	1,631	21%
Management fees	414	412	0%	414	0%	1,628	1,581	3%
Insurance brokerage fee	48	47	2%	43	12%	175	153	14%
Commission Fees	220	237	-7%	206	7%	790	564	40%
Other services	214	108	98%	169	26%	589	476	24%
Sales Tax and contributions on Services	(187)	(145)	29%	(173)	9%	(622)	(568)	9%
Net income from financial instruments at amortized cost	311	14	n.a.	142	119%	1,573	1,146	37%
Net income from financial instruments at fair value through profit or loss	1,854	1,598	16%	2,168	-14%	6,756	6,261	8%
Total revenue and income	4,046	3,177	27%	4,132	-2%	14,860	13,347	11%
Operating costs	(1,169)	(1,071)	9%	(1,122)	4%	(4,399)	(3,871)	14%
Selling expenses	(59)	(48)	25%	(50)	19%	(169)	(139)	22%
Administrative expenses	(1,547)	(1,368)	13%	(1,544)	0%	(5,461)	(5,641)	-3%
Other operating revenues (expenses), net	(14)	235	n.a.	(18)	-21%	11	257	n.a.
Expected credit losses	(124)	(38)	n.a.	(115)	8%	(361)	(94)	n.a.
Interest expense on debt	(167)	(150)	12%	(135)	23%	(617)	(402)	53%
Share of profit or (loss) in joint ventures and associates	30	1	n.a.	9	215%	74	(12)	n.a.
Income before income tax	995	738	35%	1,157	-14%	3,936	3,445	14%
Income tax expense	45	44	1%	(71)	n.a.	(37)	136	n.a.
Net income for the period	1,040	783	33%	1,087	-4%	3,899	3,580	9%

Balance Sheet (in R$ mn)

Assets	4Q23	3Q23
Cash	3,943	3,822
Financial assets	229,197	214,838
Fair value through profit or loss	127,016	120,854
Securities	103,282	101,039
Derivative financial instruments	23,733	19,815
Fair value through other comprehensive income	44,063	38,486
Securities	44,063	38,486
Evaluated at amortized cost	58,119	55,498
Securities	6,855	6,175
Securities purchased under agreements to resell	14,889	12,252
Securities trading and intermediation	2,932	3,569
Accounts receivable	681	620
Loan Operations	28,552	26,645
Other financial assets	4,209	6,236
Other assets	7,812	7,586
Recoverable taxes	245	302
Rights-of-use assets	282	204
Prepaid expenses	4,418	4,401
Other	2,867	2,679
Deferred tax assets	2,104	2,023
Investments in associates and joint ventures	3,109	2,261
Property and equipment	373	348
Goodwill & Intangible assets	2,502	2,551
Total Assets	249,041	233,427

Liabilities	4Q23	3Q23
Financial liabilities	171,237	158,537
Fair value through profit or loss	45,208	32,888
Securities	20,423	14,342
Derivative financial instruments	24,785	18,546
Evaluated at amortized cost	126,029	125,649
Securities sold under repurchase agreements	33,341	39,517
Securities trading and intermediation	16,944	17,062
Financing instruments payable	60,366	53,094
Accounts payables	948	604
Borrowings	2,199	1,260
Other financial liabilities	12,231	14,112
Other liabilities	58,266	54,793
Social and statutory obligations	1,146	711
Taxes and social security obligations	560	488
Retirement plans liabilities	56,409	53,280
Provisions and contingent liabilities	98	110
Other	54	204
Deferred tax liabilities	86	74
Total Liabilities	229,590	213,404
Equity attributable to owners of the Parent company	19,449	20,014
Issued capital	0	0
Capital reserve	19,190	18,745
Other comprehensive income	376	107
Treasury	(117)	(117)
Retained earnings	-	1,279
Non-controlling interest	1	9
Total equity	19,451	20,023
Total liabilities and equity	249,041	233,427

Float, Adjusted Gross Financial Assets and Net Asset Value (in R$ mn)

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is, in fact, available to us, net of the portion of liquidity that is related to our Float Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities (purchased under agreements to resell), plus Loans and Foreign exchange portfolio (assets) less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), Deposits, Structured Operation Certificates (COE), Financial Bills, Foreign exchange portfolio (liabilities), Credit cards operations and (3) less Float Balance.

It is a measure that we track internally daily, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets and investments in the IFA Network (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities). Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with subline items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

In order to explain how we measure our cash position or generation internally, we are introducing the Net Asset Value concept. Since we are a financial institution, we hold several types of financial instruments with different characteristics, hence the definition of net cash that makes more sense from a business perspective is the Net Asset Value. It is basically the adjusted gross financial assets net of debt instruments.

Adjusted Gross Financial Assets	4Q23	3Q23
Assets	231,903	216,300
(+) Cash	3,943	3,822
(+) Securities - Fair value through profit or loss	103,282	101,039
(+) Securities - Fair value through OCI	44,063	38,486
(+) Securities - Evaluated at amortized cost	6,855	6,175
(+) Derivative financial instruments	23,733	19,815
(+) Securities purchased under agreements to resell	14,889	12,252
(+) Loans and credit card operations	28,552	26,645
(+) Foreign exchange portfolio	1,022	4,240
(+) Energy	2,606	2,105
(+) Central Bank Deposits	2,957	1,722
Liabilities	(198,386)	(183,729)
(-) Securities	(20,423)	(14,342)
(-) Derivative financial instruments	(24,785)	(18,546)
(-) Securities sold under repurchase agreements	(33,341)	(39,517)
(-) Retirement Plans Liabilities	(56,409)	(53,280)
(-) Deposits	(27,494)	(22,635)
(-) Structured Operations	(18,015)	(16,241)

(-) Financial Bills	(9,020)	(7,812)
(-) Foreign exchange portfolio	(1,362)	(4,562)
(-) Credit card operations	(7,234)	(6,442)
(-) Other Funding	(303)	(352)
(-) Float	(14,011)	(13,493)
(=) Adjusted Gross Financial Assets	19,506	19,078

Net Asset Value	4Q23	3Q23
(=) Adjusted Gross Financial Assets	19,506	19,078
Gross Debt	(9,575)	(9,428)
(-) Borrowings	(2,199)	(1,260)
(-) Debentures	(2,212)	(2,656)
(-) Structured financing	(1,842)	(2,114)
(-) Bonds	(3,322)	(3,398)
(=) Net Asset Value	9,931	9,650

Float (=net uninvested clients' deposits)	4Q23	3Q23
Assets	(2,932)	(3,569)
(-) Securities trading and intermediation	(2,932)	(3,569)
Liabilities	16,944	17,062
(+) Securities trading and intermediation	16,944	17,062
(=) Float	14,011	13,493

Reconciliation of Adjusted Net Income (in R$ mn)

Adjusted Net Income	4Q23	4Q22	YoY	3Q23	QoQ	2023	2022	YoY
Net Income	1,040	783	33%	1,087	-4%	3,899	3,580	9%
(+) Share Based Compensation	181	181	0%	151	20%	541	793	-32%
(+/-) Taxes	(72)	(71)	2%	(59)	23%	(232)	(299)	-22%
Adj. Net Income	1,149	893	29%	1,179	-3%	4,209	4,075	3%